Exhibit 4.20

Description of Common Stock Warrants
The following description of our Common Stock Warrants (“Warrants”) of Preferred Apartment Communities, Inc. (the “Company”) summarizes material terms and provisions that apply to our Warrants. The summary may not contain all of the information that is important to you and is subject to and qualified in its entirety by reference to our warrant agreements for the Warrants, which are filed as exhibits to the Annual Report on Form 10-K of which this Exhibit is a part. References in this Exhibit to “we,” “us” and “our” refer to the Company, unless the context otherwise requires.

The following is a brief summary of the Warrants and is subject to, and qualified in its entirety by, the terms set forth in the Warrant Agreement (as defined below) and global warrant certificate filed with the SEC.
Warrant Agreement. The Warrants issued are governed by a warrant agreement, or the Warrant Agreement. The Warrants were issued either in certificated form or by "book-entry" form, in either case to DTC, and evidenced by one or more global warrants. Those investors who own beneficial interests in a global warrant do so through participants in DTC’s system, and the rights of these indirect owners will be governed solely by the Warrant Agreement and the applicable procedures and requirements of the DTC. The Warrants may be exercised by the holders of beneficial interest in the Warrants by delivering to the warrant agent, through a broker who is a DTC participant, prior to the expiration of such Warrants, a duly signed exercise notice and payment of the exercise price for the shares of our common stock for which such Warrants are being exercised, as described in more detail below.
Exercisability. Holders may exercise the Warrants at any time beginning one year from the date of issuance up to 5:00 p.m., New York time, on the date that is the fourth anniversary of the date of issuance. The Warrants are exercisable, at the option of each holder, in whole, but not in part, by delivering to the warrant agent a duly executed exercise notice accompanied by payment in full for the number of shares of our common stock purchased upon such exercise (except in the case of a cashless exercise in the circumstances discussed below). Each Warrant is exercisable for 20 shares of our common stock (subject to adjustment, as discussed below). A holder of Warrants does not have the right to exercise any portion of a Warrant to the extent that, after giving effect to the issuance of shares of our common stock upon such exercise, the holder (together with its affiliates and any other persons acting as a group together with such holder or any of its affiliates) would beneficially own in excess of 9.8% in value of the shares of our capital stock outstanding or in excess of 9.8% (in value or number of shares, whichever is more restrictive) of the shares of our common stock outstanding, in each case, immediately after giving effect to the issuance of shares of our common stock upon exercise of the Warrant.
Cashless Exercise. If, on the date of any exercise of any Warrant, a registration statement covering the issuance of the shares of common stock issuable upon exercise of the Warrant is not effective and an exemption from registration is not available for the resale of such shares of common stock issuable upon exercise of the Warrant, the holder may satisfy its obligation to pay the exercise price upon the exercise of its Warrant on a cashless basis in accordance with the terms of the Warrant Agreement. When exercised on a cashless basis, a portion of the Warrant is cancelled in payment of the purchase price payable in respect of the number of shares of our common stock purchasable upon such exercise. Any Warrant that is outstanding on the termination date of the Warrant shall be automatically terminated.
Exercise Price. The exercise price of the common stock purchasable upon exercise of the Warrants equals a 20% premium to the current market price per share of our common stock on the date of issuance of such Warrant, subject to, in the case of Warrants issued on and after February 27, 2017, a minimum exercise price of $19.50 per share. The current market price per share is determined using the closing market price of the common stock immediately preceding the issuance of the Warrant. The exercise price and the number of shares of common stock issuable upon exercise of the Warrants are subject to appropriate adjustment from time to time in relation to the following events or actions in respect of the Company: (i) we declare a dividend or make a distribution on our outstanding common stock in common stock; (ii) we subdivide or reclassify our outstanding common stock into a greater number of shares of our common stock; (iii) we combine or reclassify our outstanding common stock into a smaller number of shares of our common stock; or (iv) we enter into any transaction whereby the outstanding shares of our common stock are at any time changed into or exchanged for a different number or kind of shares or other securities of the Company or of another entity through reorganization, merger, consolidation, liquidation or recapitalization.
Transferability. Subject to applicable law, the Warrants may be transferred at the option of the holder upon surrender of the Warrants with the appropriate instruments of transfer.

Exchange Listing. We do not plan on making an application to list the Warrants on NYSE, any other national securities exchange or other nationally recognized trading system. Our common stock is listed on NYSE.
Rights as Stockholder. Except as otherwise provided in the Warrants or by virtue of such holder’s ownership of shares of our common stock, the holders of the Warrants will not have the rights or privileges of holders of our common stock, including any voting rights, until they exercise their Warrants.
Fractional Shares. No fractional shares of common stock will be issued upon the exercise of the Warrants. Rather, we shall, at our election, either pay a cash adjustment in respect of such fraction in an amount equal to such fraction multiplied by the exercise price or round up the number of shares of common stock to be issued to the nearest whole number.